October 15, 2024

Robert R. Dillard
Chief Financial Officer
Sonoco Products Company
1 N. Second Street
Hartsville, SC 29550

        Re: Sonoco Products Company
            Form 10-K for the Year Ended December 31, 2024
            Form 10-Q for the Quarter Ended June 30, 2024
            File No. 001-11261
Dear Robert R. Dillard:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliations of GAAP to Non-GAAP Financial Measures, page 26

1. We note your discussion of non-GAAP financial measures at the beginning of your
       MD&A before any discussion of your results of operations reported in GAAP. Please revise future filings to move the Use of Non-GAAP Financial Measures and the
       Reconciliations of GAAP to Non-GAAP Financial Measures sections further down in
       MD&A so you can present and discuss the directly comparable GAAP measures with equal or greater prominence than the non-GAAP measures. Refer to
       Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and
       Disclosure Interpretations on Non-GAAP Financial Measures. Your
Quarterly
       Reports on Form 10-Q and Form 8-K earnings releases should be similarly revised.
Results of Operations - 2023 Versus 2022, page 29

2. Please ensure consistent titles with your non-GAAP measures. In this regard, we note
 October 15, 2024
Page 2

       you refer to Adjusted Earnings here, which corresponds to the total of Adjusted Net
       Income Attributable to Sonoco in the reconciliation on page 26. Additionally, we note that in your MD&A discussion you refer to "segment operating profit," however your disclosure in Note 19 indicates that the segment profitability measure used by the
       CODM is "income (loss) before taxes." To avoid confusion on the inclusion/exclusion of certain amounts in your profitability measures, please revise future filings to be consistent with your terminology
Note 16. Revenue Recognition, page F-36

3. We note that you disclose revenue disaggregated by geography within each of your reportable segments, Consumer Packaging, Industrial Paper Packaging, and All
       Other. We also note that during the last few years you have made several acquisitions including, Inapel, RTS Packaging and Metal Packaging, and during your recent earnings calls and in presentations you discuss sales volume/mix trends for three businesses within the Consumer segment: Rigid Paper Containers; TFP; and Metal
       Packaging. Please explain to us how you have considered the requirements to present revenue at a lower level by product or service, as required by ASC 280-10-50-40. See also guidance for disaggregated revenue presentation in ASC 606-10-50-5. Form 10-Q for the Quarter Ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Reportable Segments
Consumer Packaging, page 51

4. We note you refer to an increase in productivity of $24.6 million related to your segment operating profit and Adjusted EBITDA. Please tell us and revise to disclose what this dollar value of productivity represents and how it is determined. Similarly, we note that in the summary bullet points at the top of your second quarter 2024 earnings release you disclose that you generated strong productivity of $51 million during the second quarter and $102 million during the first half of 2024. Please explain to us the nature of these amounts and how they were calculated or determined.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing